UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80951 / June 15, 2017

Admin. Proc. File No. 3-17821

In the Matter of

AVT, INC.,
JAGUAR ACQUISITION CORPORATION,
LIBERTY GROUP HOLDINGS, INC.,
MED ONE OAK, INC., and
OCEAN POWER CORP.
  (n/k/a OPC LIQUIDATION CORP.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AVT, Inc., Jaguar Acquisition Corporation, Liberty Group Holdings, Inc., Med One Oak, Inc., or Ocean Power Corp. (n/k/a/ OPC Liquidation Corp.) and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to AVT, Inc., Jaguar Acquisition Corporation, Liberty Group Holdings, Inc., Med One Oak, Inc., and Ocean Power Corp. (n/k/a/ OPC Liquidation Corp.).[2] The order contained in that decision is hereby declared final. The initial decision

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[1]   17 C.F.R. § 201.360(d).

[2]   *AVT, Inc., Jaguar Acquisition Corp., Liberty Grp. Holdings, Inc., Med One Oak, Inc., and Ocean Power Corp. (n/k/a/ OPC Liquidation Corp.),* Initial Decision Release No. 1115 (Mar. 17, 2017), 116 SEC Docket 06, 2017 WL 1035141. The Central Index Key Numbers are: 1431888 for AVT, Inc.; 1331474 for Jaguar Acquisition Corporation; 311927 for Liberty Group Holdings, Inc.; 1111473 for Med One Oak, Inc.; and 1102423 for Ocean Power Corp. (n/k/a OPC Liquidation Corp.).

ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AVT, Inc., Jaguar Acquisition Corporation, Liberty Group Holdings, Inc., Med One Oak, Inc., and Ocean Power Corp. (n/k/a/ OPC Liquidation Corp.), are revoked. The revocation is effective as of June 16, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1115
ADMINISTRATIVE PROCEEDING
File No. 3-17821

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AVT, INC., JAGUAR ACQUISITION CORPORATION, LIBERTY GROUP HOLDINGS, INC., MED ONE OAK, INC., and OCEAN POWER CORP. (n/k/a OPC LIQUIDATION CORP.)	INITIAL DECISION ON DEFAULT March 17, 2017

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On February 2, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings. OIP at 1-2. Respondents were served with the OIP by February 6, 2017, and their answers were due by February 21, 2017. *AVT, Inc.*, Admin. Proc. Rulings Release No. 4603, 2017 SEC LEXIS 443 (ALJ Feb. 13, 2017). No answers were filed, and Respondents did not appear at the February 28, 2017, prehearing conference, so I ordered Respondents to show cause by March 10, 2017, why the registrations of their securities should not be revoked by default. *AVT, Inc.*, Admin. Proc. Rulings Release No. 4641, 2017 SEC LEXIS 622 (ALJ Feb. 28, 2017).

To date, no Respondent has filed an answer or otherwise defended this proceeding. Respondents are therefore in default. OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true as to them. 17 C.F.R. § 201.155(a).

Findings of Fact

AVT, Inc., Central Index Key (CIK) No. 1431888, is a defaulted Nevada corporation located in Corona, California, with a class of securities registered with the Commission pursuant

to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2013, which reported a net loss of $8,657,053 for the prior year. On May 1, 2015, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of February 1, 2017. As of January 31, 2017, the company's common stock was not publicly quoted or traded.

Jaguar Acquisition Corporation, CIK No. 1331474, is a merged Delaware corporation located in Conshohocken, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2008, which reported a net loss of $1,438,215 for the period from the company's June 2, 2005, inception through March 31, 2008. As of January 31, 2017, the company's common stock was not publicly quoted or traded.

Liberty Group Holdings, Inc., CIK No. 311927, is a forfeited Delaware corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $1,182,473 for the prior six months. As of January 31, 2017, the company's common stock was not publicly quoted or traded.

Med One Oak, Inc., CIK No. 1111473, is a void Delaware corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014, which reported a net loss of $67,126 for the prior six months. As of January 31, 2017, the company's common stock was not publicly quoted or traded.

Ocean Power Corp. (n/k/a OPC Liquidation Corp.), CIK No. 1102423, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $340,538 for the prior nine months. On December 1, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was closed on January 6, 2012. On October 23, 2007, the company changed its name with the State of Nevada to OPC Liquidation Corp., but failed to report that change in EDGAR as required by Commission rules. As of January 31, 2017, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with [reporting] requirements is mandatory." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007); *see SEC v. Savoy Indus., Inc.*, 587 F.2d 1149, 1165 (D.C. Cir. 1978) ("The reporting provisions of the Exchange Act are clear and unequivocal, and they are satisfied only by the filing of complete, accurate, and timely reports."). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *Savoy Indus., Inc.*, 587 F.2d at 1165. By failing to file timely required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for a hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Respondents failed to file periodic reports for periods ranging from three years (Med One Oak, Inc.) to seventeen years (Liberty Group Holdings, Inc.). *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (finding that company's "filing failures

[we]re repeated, numerous, and extend[ed] over a lengthy period of time" when it had failed to file its periodic reports during "two-year period in the OIP"); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) ("eighteen months covered in the OIP").

Respondents are culpable because they each knew, or should have known, of their obligations to file periodic reports. *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *cf. Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, they forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurance against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AVT, Inc., Jaguar Acquisition Corporation, Liberty Group Holdings, Inc., Med One Oak, Inc., and Ocean Power Corp. (n/k/a/ OPC Liquidation Corp.), are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then any party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

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1. This order applies to all classes of securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id*.

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Brenda P. Murray
Chief Administrative Law Judge